Exhibit 99.1

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	June 30 2014	December 31 2013
Assets
Current assets
Cash and cash equivalents		287	51
Trade receivables and other		422	434
Derivative financial instruments	11	7	4
Inventory		193	159
		909	648
Non-current assets
Property, plant and equipment	4	6,278	5,750
Intangible assets and goodwill		2,532	2,564
Investments in equity accounted investees		162	165
Deferred tax assets		11	15
		8,983	8,494

Total Assets		9,892	9,142

Liabilities and Equity
Current liabilities
Trade payables and accrued liabilities		442	461
Taxes payable		30	38
Dividends payable		47	44
Loans and borrowings	5	4	262
Derivative financial instruments	11	15	13
		538	818
Non-current liabilities
Loans and borrowings	5	1,955	1,409
Convertible debentures	6	462	604
Derivative financial instruments	11	100	107
Employee benefits, share-based payments and other		19	20
Deferred revenue		31	5
Provisions	7	314	309
Deferred tax liabilities		748	699
		3,629	3,153
Total Liabilities		4,167	3,971
Equity
Equity attributable to shareholders of the Company
Common share capital	8	6,344	5,972
Preferred share capital	8	636	391
Deficit		(1,252)	(1,189)
Accumulated other comprehensive income		(8)	(8)
		5,720	5,166
Non-controlling interest		5	5
Total Equity		5,725	5,171

Total Liabilities and Equity		9,892	9,142

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME

(unaudited)

		3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	Note	2014	2013	2014	2013
Revenue		1,606	1,175	3,365	2,424
Cost of sales		1,388	1,003	2,847	2,056
(Loss) gain on commodity-related derivative financial instruments		(4)	5	(2)	13
Gross profit		214	177	516	381

General and administrative		35	26	72	59
Other expense		1	1	2
		36	27	74	59
Results from operating activities		178	150	442	322
Net finance costs	9	50	25	111	76
Earnings before income tax		128	125	331	246

Current tax expense		15	9	49	13
Deferred tax expense		36	23	58	49
Income tax expense		51	32	107	62

Earnings and comprehensive income attributable to shareholders		77	93	224	184

Earnings per common share – basic and diluted (dollars)		0.21	0.30	0.65	0.61
Weighted average number of common shares (millions)
Basic		323	308	321	302
Diluted		325	309	322	303

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Common Shares	Preferred Shares	Deficit	Accumulated Other Comprehensive Income	Total	Non -controlling Interest	Total Equity
December 31, 2013		5,972	391	(1,189)	(8)	5,166	5	5,171
Earnings and total comprehensive income				224		224		224
Transactions with shareholders of the Company
Preferred shares issued, net of issue costs	8		245			245		245
Dividend reinvestment plan	8	157				157		157
Debenture conversions	8	207				207		207
Share-based payment transactions and other	8	8				8		8
Dividends declared – common	8			(274)		(274)		(274)
Dividends declared – preferred	8			(13)		(13)		(13)
Total transactions with shareholders of the Company		372	245	(287)		330		330
June 30, 2014		6,344	636	(1,252)	(8)	5,720	5	5,725

December 31, 2012		5,324		(1,028)	(26)	4,270	5	4,275
Earnings and total comprehensive income				184		184		184
Transactions with shareholders of the Company
Common shares issued, net of issue costs		335				335		335
Dividend reinvestment plan		138				138		138
Share-based payment transactions, debenture conversions and other		1				1		1
Dividends declared – common				(246)		(246)		(246)
Total transactions with shareholders of the Company		474		(246)		228		228
June 30, 2013		5,798		(1,090)	(26)	4,682	5	4,687

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(unaudited)

		3 Months Ended June 30		6 Months Ended June 30
($ millions)	Note	2014	2013	2014	2013
Cash provided by (used in)
Operating activities
Earnings		77	93	224	184
Adjustments for
Depreciation and amortization		53	35	107	78
Net finance costs	9	50	25	111	76
Current tax expense		15	9	49	13
Deferred tax expense		36	23	58	49
Share-based compensation expense		11	6	21	15
Unrealized loss (gain) on commodity-related derivative financial instruments		4	(1)		(7)
Change in non-cash operating working capital		(57)	(12)	(64)	5
Payments from equity accounted investees and other		7	3	7	8
Net interest paid		(28)	(30)	(39)	(38)
Taxes paid		(13)		(58)
Cash flow from operating activities		155	151	416	383
Financing activities
Bank borrowings and issuance of debt		600	280	600	280
Repayment of loans and borrowings		(247)	(176)	(297)	(501)
Issuance of common shares					345
Issuance of preferred shares				250
Financing fees		(5)	(2)	(13)	(18)
Exercise of stock options		3	2	7	5
Dividends paid (net of shares issued under the dividend reinvestment plan)		(65)	(54)	(127)	(106)
Cash flow from financing activities		286	50	420	5
Investing activities
Capital expenditures		(298)	(223)	(585)	(360)
Changes in non-cash investing working capital and other		7		7	(24)
Interest paid during construction		(13)	(11)	(17)	(13)
Contributions to equity accounted investees		(3)	(3)	(5)	(8)
Cash flow used in investing activities		(307)	(237)	(600)	(405)
Change in cash		134	(36)	236	(17)
Cash, beginning of period		153	46	51	27
Cash and cash equivalents end of period		287	10	287	10

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and jointly controlled entities as at and for the six months ended June 30, 2014. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 – Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2013. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on August 8, 2014.

Pembina owns or has interests in conventional crude oil, condensate and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. Facilities are located in Canada and in the United States.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2013 financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements. Certain insignificant comparative amounts have been reclassified to conform with the presentation adopted in the current year.

New standards adopted in 2014

The following new standards, interpretations, amendments and improvements to existing standards issued by the International Accounting Standards Board ("IASB") or International Financial Reporting Standards Interpretations Committee ("IFRIC") were adopted as of January 1, 2014 without any material impact to Pembina's Interim Financial Statements: IAS 32 Financial Instruments and IFRIC 21 Levies.

New Standards and Interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning on or after January 1, 2015. These standards have not been applied in preparing these Interim Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 9 Financial Instruments (2013) is effective January 1, 2018 and is available for adoption. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position and is assessing when adoption will occur.

IFRS 15 Revenue from Contracts with Customers is effective for fiscal periods ending on or after December 31, 2017. The Company intends to adopt IFRS 15 for the annual period beginning on January 1, 2017. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

3.	DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2013 financial statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

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Pembina Pipeline Corporation

4.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2013	106	2,783	2,670	697	636	6,892
Capital expenditures	4	15	43	7	516	585
Change in decommissioning provision		7	1			8
Capitalized interest					18	18
Transfers		37	57	21	(115)
Disposals and other		15	(2)	(31)		(18)
Balance at June 30, 2014	110	2,857	2,769	694	1,055	7,485

Depreciation
Balance at December 31, 2013	5	824	241	72		1,142
Depreciation		23	40	14		77
Disposals and other			(1)	(11)		(12)
Balance at June 30, 2014	5	847	280	75		1,207

Carrying amounts
December 31, 2013	101	1,959	2,429	625	636	5,750
June 30, 2014	105	2,010	2,489	619	1,055	6,278

Commitments

At June 30, 2014, the Company has contractual construction commitments for property, plant and equipment of $1,678 million (December 31, 2013: $1,322 million), excluding significant projects awaiting regulatory approval.

Pembina has committed to sell a non-core subsidiary that provides trucking services. Depreciation on Facilities and Equipment for the period ended June 30, 2014 includes a $13 million impairment related to the assets.

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Pembina Pipeline Corporation

5.	LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value, terms and conditions, and debt maturity schedule

Terms and conditions of outstanding loans were as follows:

					Carrying value
($ millions)	Available facilities at June 30, 2014	Nominal interest rate	Year of maturity		June 30 2014	December 31 2013
Operating facility(1)	30	prime + 0.45 or BA(2) + 1.45	2015	(3)
Revolving unsecured credit facility(1)	1500	prime + 0.45 or BA(2) + 1.45	2019			46
Senior unsecured notes – Series A		5.99	2014			175
Senior unsecured notes – Series C	200	5.58	2021		196	197
Senior unsecured notes – Series D	267	5.91	2019		265	266
Senior unsecured term facility		6.16	2014			75
Senior unsecured medium-term notes 1	250	4.89	2021		249	249
Senior unsecured medium-term notes 2	450	3.77	2022		448	448
Senior unsecured medium-term notes 3	200	4.75	2043		198	198
Senior unsecured medium-term notes 4	600	4.81	2044		595
Subsidiary debt		5.04	2014			8
Finance lease liabilities					8	9
Total interest bearing liabilities	3,497				1,959	1,671
Less current portion					(4)	(262)
Total non-current					1,955	1,409

(1)	The nominal interest rate is based on the Company's credit rating at December 31, 2013.
(2)	Bankers' Acceptance.
(3)	Operating facility expected to be renewed on an annual basis.

On April 4, 2014, the Company issued $600 million senior unsecured medium-term notes and subsequently repaid the $75 million senior unsecured term facility on April 7, 2014 and the $175 million senior unsecured notes (Series A) on June 16, 2014.

6.	CONVERTIBLE DEBENTURES

($ millions, except as noted)	Series C – 5.75%	Series E – 5.75%	Series F – 5.75%	Total
Conversion price (dollars per share)	$28.55	$24.94	$29.53
Interest payable semi-annually in arrears on:	May 31 and November 30	June 30 and December 31	June 30 and December 31
Maturity date	November 30, 2020	December 31, 2017	December 31, 2018
Balance at December 31, 2013	290	153	161	604
Conversions	(13)	(127)	(2)	(142)
Balance at June 30, 2014	277	26	159	462

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Pembina Pipeline Corporation

7.	PROVISIONS

($ millions)	Total
Balance at December 31, 2013	309
Unwinding of discount rate	5
Change in rates	55
Change in estimates and other	(55)
Balance at June 30, 2014	314

The Company applied a 2 percent inflation rate per annum (December 31, 2013: 2 percent) and a risk free rate of 2.8 percent (December 31, 2013: 3.2 percent) to calculate the present value of the decommissioning provision. The remeasured decommissioning provision increased or decreased the related property, plant and equipment and decommissioning provision liability. Of the reduction from change in estimates, $8 million was in excess of the carrying amount of the related asset and was credited to depreciation expense.

8.	SHARE CAPITAL

Common Share Capital

($ millions, except as noted)	Number of Common Shares (thousands)	Common Share Capital
Balance at December 31, 2013	315,144	5,972
Dividend reinvestments	4,070	157
Debenture conversions	5,912	207
Share-based payment transactions and other	299	8
Balance at June 30, 2014	325,425	6,344

Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (thousands)	Preferred Share Capital
Balance at December 31, 2013	16,000	391
Class A, Series 5 Preferred shares issued, net of issue costs	10,000	245
Balance at June 30, 2014	26,000	636

Dividends

The following dividends were declared by the Company:

Six Months Ended June 30 ($ millions)	2014	2013
Common shares
$0.85 per qualifying share (2013: $0.81)	274	246

Preferred shares
$0.53125 per qualifying Series 1 share (2013: nil)	5
$0.58750 per qualifying Series 3 share (2013: nil)	3
$0.46318 per qualifying Series 5 share (2013: nil)	5
	13

On July 9, 2014, Pembina announced that the Board of Directors declared a dividend for July of $0.145 per qualifying common share ($1.74 annualized) in the total amount of approximately $47 million.

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Pembina Pipeline Corporation

On July 9, 2014, Pembina's Board of Directors also declared quarterly dividends of $0.265625 per qualifying Series 1 preferred share, $0.29375 per qualifying Series 3 preferred share, and $0.3125 per qualifying Series 5 preferred share in the total amount of approximately $8 million.

9.	NET FINANCE COSTS

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2014	2013	2014	2013
Interest income from:
Bank deposits and other	(3)	(4)	(4)	(4)
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	19	13	33	30
Convertible debentures	8	10	18	21
Unwinding of discount rate	2	2	5	4
Gain in fair value of non-commodity-related derivative financial instruments	(2)	(3)		(4)
Loss on revaluation of conversion feature of convertible debentures	21	6	55	28
Foreign exchange gains and other	5	1	4	1
Net finance costs	50	25	111	76

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Pembina Pipeline Corporation

10.	OPERATING SEGMENTS

Three Months Ended June 30, 2014 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	122	48			(12)	158
NGL product and services, terminalling, storage and hub services				1,409		1,409
Gas services			39			39
Total revenue	122	48	39	1,409	(12)	1,606
Operating expenses(3)	44	15	13	21	(2)	91
Cost of goods sold, including product purchases(3)				1,258	(12)	1,246
Realized (loss) gain on commodity-related derivative financial instruments	(1)			1
Operating margin	77	33	26	131	2	269
Depreciation and amortization included in operations(3)	1	3	4	43 (4)		51
Unrealized gain (loss) on commodity-related derivative financial instruments	1			(5)		(4)
Gross profit	77	30	22	83	2	214
Depreciation included in general and administrative					2	2
Other general and administrative	2	1	2	5	23	33
Other expenses				1		1
Reportable segment results from operating activities	75	29	20	77	(23)	178
Net finance costs (revenue)	1		1	(1)	49	50
Reportable segment earnings (loss) before tax	74	29	19	78	(72)	128
Capital expenditures	92	20	85	88	13	298

(1)	3 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $30 million associated with U.S. midstream sales.
(3)	Cost of sales as recognized on Statement of Earnings and Comprehensive Income.
(4)	Includes impairment on non-core trucking-related assets of $13 million.
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Pembina Pipeline Corporation

Three Months Ended June 30, 2013 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	101	51			(11)	141
NGL product and services, terminalling, storage and hub services				1,006		1,006
Gas services			28			28
Total revenue	101	51	28	1,006	(11)	1,175
Operating expense(3)	38	18	11	24		91
Cost of goods sold, including product purchases(3)				892	(12)	880
Realized gain on commodity-related derivative financial instruments	2			2		4
Operating margin	65	33	17	92	1	208
Depreciation and amortization (recovery) included in operations(3)	(3)	5	3	27		32
Unrealized gain on commodity-related derivative financial instruments	1					1
Gross profit	69	28	14	65	1	177
Depreciation included in general and administrative					3	3
Other general and administrative	1	1	2	5	14	23
Other expense	1					1
Reportable segment results from operating activities	67	27	12	60	(16)	150
Net finance costs (revenue)	1	1		(2)	25	25
Reportable segment earnings (loss) before tax	66	26	12	62	(41)	125
Capital expenditures	59	13	83	66	2	223

(1)	4 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $17 million associated with U.S. midstream sales.
(3)	Cost of sales as recognized on Statement of Earnings and Comprehensive Income.

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Pembina Pipeline Corporation

Six Months Ended June 30, 2014 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	239	100			(25)	314
NGL product and services, terminalling, storage and hub services				2,970		2,970
Gas services			81			81
Total revenue	239	100	81	2,970	(25)	3,365
Operating expenses(3)	84	33	26	46	(3)	186
Cost of goods sold, including product purchases(3)				2,583	(25)	2,558
Realized loss on commodity-related derivative financial instruments	(1)			(1)		(2)
Operating margin	154	67	55	340	3	619
Depreciation and amortization included in operations(3)	14	8	10	71 (4)		103
Unrealized gain (loss) on commodity-related derivative financial instruments	2			(2)
Gross profit	142	59	45	267	3	516
Depreciation included in general and administrative					4	4
Other general and administrative	5	2	3	11	47	68
Other expenses			1	1		2
Reportable segment results from operating activities	137	57	41	255	(48)	442
Net finance costs	2		1	1	107	111
Reportable segment earnings (loss) before tax	135	57	40	254	(155)	331
Capital expenditures	233	25	157	153	17	585

(1)	5 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $116 million associated with U.S. midstream sales.
(3)	Cost of sales as recognized on Statement of Earnings and Comprehensive Income.
(4)	Includes impairment on non-core trucking-related assets of $13 million.

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Pembina Pipeline Corporation

Six Months Ended June 30, 2013 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	197	94			(24)	267
NGL product and services, terminalling, storage and hub services				2,101		2,101
Gas services			56			56
Total revenue	197	94	56	2,101	(24)	2,424
Operating expenses(3)	73	30	20	46	(1)	168
Cost of goods sold, including product purchases(3)				1,839	(25)	1,814
Realized gain on commodity-related derivative financial instruments	2			4		6
Operating margin	126	64	36	220	2	448
Depreciation and amortization (recovery) included in operations(3)	(1)	10	7	58		74
Unrealized gain on commodity-related derivative financial instruments	2			5		7
Gross profit	129	54	29	167	2	381
Depreciation included in general and administrative					4	4
Other general and administrative	4	1	3	12	35	55
Other expenses (income)	1				(1)
Reportable segment results from operating activities	124	53	26	155	(36)	322
Net finance costs (revenue)	2	1		(2)	75	76
Reportable segment earnings (loss) before tax	122	52	26	157	(111)	246
Capital expenditures	120	25	122	90	3	360

(1)	5 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $68 million associated with U.S. midstream sales.
(3)	Cost of sales as recognized on Statement of Earnings and Comprehensive Income.

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Pembina Pipeline Corporation

11. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statements of Financial Position, are as follows:

	June 30, 2014			December 31, 2013
($ millions)	Carrying Value		Fair Value(1)	Carrying value		Fair Value(1)
Financial assets carried at fair value
Derivative financial instruments	7		7	4		4

Financial assets carried at amortized cost
Cash and cash equivalents	287		287	51		51
Trade and other receivables	422		422	434		434
	709		709	485		485
Financial liabilities carried at fair value
Derivative financial instruments	115		115	120		120

Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	442		442	461		461
Taxes payable	30		30	38		38
Dividends payable	47		47	44		44
Loans and borrowings	1,959		2,129	1,671		1,764
Convertible debentures	462	(2)	777	604	(2)	859	(3)
	2,940		3,425	2,818		3,166

(1) The basis for determining fair values is disclosed in Note 3 of the annual consolidated financial statements.

(2) Carrying value excludes conversion feature of convertible debentures.

(3) The fair value of the convertible debentures at December 31, 2013 was $859 million and not $633 million as previously disclosed.

12. SUBSEQUENT EVENT

On July 31, 2014, the Company signed an agreement to sell its interest in a non-core trucking-related subsidiary for a nominal amount. As a result, the Company has recorded an impairment of $13 million for the period ended June 30, 2014.

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CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 3800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

AUDITORS

KPMG LLP

Chartered Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 – 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

Toronto Stock Exchange listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.C, PPL.DB.E, PPL.DB.F

Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E

New York Stock Exchange listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone:	(403) 231-3156
Fax:	(403) 237-0254
Toll Free:	1-855-880-7404
Email:	investor-relations@pembina.com
Website:	www.pembina.com